FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For March 2008

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

March 2008 strategy update: Investing in new heartlands for Shell

The Hague, 17th March 2008. Shell is rejuvenating its portfolio for a world of higher and more volatile commodity prices, increased competition, and higher costs. As part of the annual review of strategy, Shell said it is building over 50 large projects, that will underpin new cash flows for decades to come. Upstream, Shell has over 10 billion barrels of oil equivalent (boe) resources under construction, which will add ~1 million boe/d of production. Shell’s industry-leading fuels and lubricants portfolio is being positioned into growth markets. The company is also building significant new petrochemicals facilities, and new refining and downstream gas-to-liquids (GTL) capacity totaling ~300,000 b/d for Shell.

Jeroen van der Veer, Royal Dutch Shell’s Chief Executive commented “This is an unprecedented phase of activity for the company, leveraging our strong brand, technology, integration and scale. We are creating new heartlands for Shell in a new energy landscape.”

Major investments underway today include:

* Investment in some 10 billion boe of resources that will deliver ~1 million boe/d of oil & gas, and are the foundation for long-term growth potential of 2-3%/year.

* 60,000 b/d of oil sands capacity, an increase of more than 60% from today’s levels.

* Over 7 million tonnes per year of new liquefied natural gas (LNG) capacity, an increase of 50%.

* New refining and downstream GTL assets, totaling ~300,000 barrels per day of downstream capacity for Shell, an increase of some 8%.

* Positioning Shell’s leading fuels and lubricants marketing businesses in new growth markets.

* 800,000 tonnes per year of ethylene and 750,000 tonnes per year of mono-ethylene glycol. This is a 13% increase in Shell’s ethylene capacity and a ~60% increase in its mono-ethylene glycol capacity.

* Over 100 MW of new wind power capacity. Renewables investment continues, with particular focus on wind power and next generation biofuels.

Looking beyond the portfolio that is currently under construction, Shell has significant additional resources that could be developed for production, and exploration portfolios in some 14 focus basins. Over 20 potential new projects are being designed, that could commercialize over 6 billion boe of discovered resources, and produce ~0.8 million boe/d. There is particular potential in North America heavy oil and tight gas, and LNG in Australia.

Group oil and gas resources estimates have been increased to some 66 billion boe, with a resources life of some 55 years. This improvement reflects exploration performance, where Shell added 1.4 billion boe in 2007, and an update to the portfolio overall.

Van der Veer commented “We have made considerable progress with access to resources. Canadian heavy oil, where we have some 20 billion barrels of resources, is a classical new technology and integration play that Shell can do well. Alberta has the potential to become a major production heartland for Shell for decades to come.”

Total net reserves attributable to Shell shareholders at end-2007 were 11.9 billion boe, unchanged from year ago levels.

Organic reserves additions for 2007, excluding acquisitions, divestments and year-end price effects, were 1.5 billion boe, compared to 1.2 billion boe of production, and reserves replacement was 124%. Organic reserves replacement, including year-end price effects, was 109%.

Van der Veer concluded “Shell has a substantial set of growth opportunities. We have the largest investment programme in the industry today. In a world where there are concerns about energy supply and climate change, we are making real progress with positioning the company into new heartlands. I expect top quartile performance, in a period where delivery is the key. These are exciting times at Shell.”

Contacts:

Shell Investor Relations:

Den Haag	Tjerk Huysinga	+31 70 377 3996 / +44 207 934 3856
New York	Harold Hatchett	+1 212 218 3112

Shell Media Relations:

International, US, UK Press	+44 20 7934 3505
The Netherlands and European Press	+31 70 377 8750

CAUTIONARY NOTE: The term “resources” in this release includes quantities of oil and gas not yet classified as SEC proved oil and gas reserves or SEC proven mining reserves. Resources are consistent with the Society of Petroleum Engineers 2P and 2C definitions. The term “reserves” in this release means SEC proved oil and gas reserves and SEC proven mining reserves. In this release we have aggregated our proved reserves from consolidated and equity companies, as management does not view proved reserves differently based upon whether they are attributed to consolidated or equity companies. For a complete breakdown of our proved oil and gas reserves and proven mining reserves please see our Form 20-F for the year ended December 31, 2007 (available at www.Shell.com/investors).

This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. Also included as a forward looking statement in this release is our disclosure of proved oil and gas reserves, proven mining reserves, organic reserves and resources. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2007 (available at www.shell.com/investor). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, March 17, 2008. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms, such as “resources” and ‘organic reserves” in this release that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary
Date: March 17, 2008